Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                 July                  2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)
Date: July 7, 2005	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, July 7, 2005 Page 1 of 1

Electrolux divests Indian operation to Videocon and signs distribution agreement

Electrolux has today signed an agreement for divestment of its Indian appliance operation, including all three production facilities to Videocon, one of India’s largest industrial groups.

The agreement involves a license for Videocon with the right to use the Electrolux brand in India for a period of five years, as well as the Kelvinator brand in India and selected markets for an unlimited time. The license agreement will include strict criteria regarding design, quality, product offering and market communication for the Electrolux brand. Electrolux will have a branch office in New Delhi for implementation of the license agreement as well as for purchasing.

“Although the operation in India showed substantially improved profitability in 2004 and 2005 it would take time to achieve an appropriate level of profitability with its present structure. We are now changing over to a distribution agreement with Videocon, the leading company in consumer electronics and appliances in the Indian market. The Electrolux brand will thus maintain its presence in the Indian market and will benefit from Videocon’s extensive distribution network”, says Johan Bygge, Head of Major Appliances Europe and Asia/Pacific.

The agreement will involve a maximum cost for Electrolux of SEK 600m, which will be taken in the third quarter of 2005. The effect on the Group’s cash flow amounts to approximately SEK 350m. As part of the agreement Electrolux will become owner of approximately 5% of the shares in Videocon Industries Ltd.

The Electrolux Group’s Indian appliance operation has annual sales of approximately SEK 550m and about 1,100 employees. The operation has been loss-making for several years. The transfer of the operation to Videocon will take effect immediately.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.